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                             January 11, 2022

       Warren Huaxin Wen
       Chief Financial Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted December
15, 2021
                                                            CIK No. 0001899123

       Dear Mr. Wen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4

       Cover Page

   1.                                                   Please clearly disclose
that you will be classified as a    controlled company    under the
                                                        rules of The Nasdaq
Capital Market and provide clear disclosure in the risk factors section and as appropriate
throughout the filing in this regard.
       Questions and Answers About the Proposals, page 10

   2. It is not clear why shareholders are being asked to separately vote on the Business
                                                        Combination and Initial
Mergers Proposals. Revise your current Q&As relating to each or include a new one
clarifying why.
 Warren Huaxin Wen
FirstName  LastNameWarren
Bitdeer Technologies Group Huaxin Wen
Comapany
January 11,NameBitdeer
            2022        Technologies Group
January
Page 2 11, 2022 Page 2
FirstName LastName
Q: What equity stake will current BSGA Shareholders..., page 17

3. Please revise your tabular disclosures here and as appropriate throughout the filing to show the potential impact of interim levels of redemptions.
4. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and rights retained by redeeming shareholders, at each of the redemption levels detailed in your chart, including any needed assumptions.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your chart related to dilution.
Q: What are the U.S. federal income tax consequences of the Business Combination..., page 19

6. Revise your answer to this question to clearly state whether BSGA and Bitdeer investors should expect the Business Combination to be a taxable transaction for them. If you must qualify your answer because of uncertainty, indicate that further explanation is provided later in your filing.
Summary of the Proxy Statement/Prospectus , page 20

7. We note the characterization of Bitdeer as "a world-leading technology company for the cryptocurrency mining community." Provide your basis for this statement.
Reasons for BSGA Board's Approval of the Business Combination, page 23

8. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
9. We note that one of the Board's reasons for approval of the Business Combination is
         "Substantial Retained Proceeds." Please clarify why the Board is confident that the SPAC proceeds will not be substantially diminished due to redemptions.
Risk Factors, page 38

10. Please add a risk factor that addresses the risk that your dual-class structure may render your ADSs ineligible for inclusion on certain stock market indices, which could adversely affect price and liquidity.
11. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
 Warren Huaxin Wen
Bitdeer Technologies Group
January 11, 2022
Page 3
12. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
13. We note that the BTG board will be comprised of individuals who appear to be located in
         or have significant ties to the People   s Republic of China, and that
BSGA is headquartered
         in Hong Kong. Please disclose any associated legal and operational risks, such as risks related to PRC-based regulations or permissions. Please refer to the Sample Letter to
         China-Based Companies,    which notes that recent developments with
respect to the
         relationship between China and Hong Kong may raise similar risk considerations for companies based in Hong Kong. Please also confirm that BTG and its subsidiaries will not have any operations in the PRC.
The cryptocurrency industry in which Bitdeer operates is characterized by..., page 38

14. A significant part of this risk factor focuses on the company's competitive strengths.
         Revise this risk factor to focus on the risk that the company may not maintain its current strengths rather than providing quantitative support for its business achievements.
Bitdeer relies on supplies from a single or a group of third-party electricity..., page 46

15. We note your disclosure in this risk factor of your reliance on certain third-party service providers, including, in some cases, on a single provider. Please disclose the material terms of your agreements with such providers, including the term and any termination provisions.
Growth in the popularity and use of other blockchain networks other than PoW..., page 58

16. We note the disclosure that you may diversify your mining business by expanding it to other protocols, such as proof of stake. Please disclose whether you have actually commenced operations in regards to these other protocols and, if so, identify each protocol and the related digital assets you hold.
BSGA shareholders will experience immediate dilution as..., page 79

17. Due to the number of shares that will be held by such a few number of public shareholders following the Business Combination, address any risk to the liquidity of the company's stock due to possible lack of shares available for trading.
Because under certain attribution rules BTG's non-U.S. subsidiaries may be treated..., page 91
FirstName LastNameWarren Huaxin Wen
18. Because of the concentration of share ownership with Mr. Wu following the Business
Comapany   NameBitdeer
       Combination,  it is Technologies
                           not clear how Group
                                          this risk factor addressing a tax
risk to 10% or greater
Januaryshareholders is applicable.
        11, 2022 Page   3            Please advise.
FirstName LastName
 Warren Huaxin Wen
FirstName  LastNameWarren
Bitdeer Technologies Group Huaxin Wen
Comapany
January 11,NameBitdeer
            2022        Technologies Group
January
Page 4 11, 2022 Page 4
FirstName LastName
Appraisal Rights, page 95

19. It is not clear how a shareholder who wants to exercise appraisal rights with the First
         SPAC Merger "but not with the other transactions in the Business Combination" does so.
         Please revise to set forth the steps a shareholder must follow to exercise appraisal rights.
The Business Combination Proposal
Background of the Business Combination, page 117

20. If your sponsor, a member of management or affiliates have a track record with SPACs, please provide balanced disclosure about this record and the outcomes of the prior transactions. Please also disclose if the sponsor has other SPACs in the process of
         searching for a target company, whether the SPAC   s sponsor
considered more than one
         active SPAC to be the potential acquirer and how the final decision was reached.
BSGA's Board Discussion of Valuation
Certain Projected Information of Bitdeer, page 127

21. We note your operational and financial projections and assumptions for the year ended
         December 31, 2022 and the accompanying breakdown of your managing hash rate projection. Please provide further granular information supporting your projection
         including the anticipated number of mining machines needed to reach your projected managing hash rate, the expected efficiency of the mining machines, the projected Bitcoin price, and projected network hash rate. In addition, please indicate whether you have agreements in place to increase your total electricity capacity to 974 MW by December
         31, 2022. If not, explain your basis for anticipating that such agreements will be available and secured in time to support your projected managing hash rate. Reasons for BSG Board's Approval of the Business Combination, page 130

22. When addressing "Post-Closing Corporate Governance," discuss whether the Board considered Mr. Wu's holdings of Class A Ordinary Shares and ADSs following the
         Business Combination, and his ability to sell substantially all such holdings, yet still retain control over the company due to his Class V Ordinary Share holdings. Interests of BSGA Directors and Officers in the Business Combination, page 132

23. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
24. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
25. Disclose the effective per share price paid by the sponsor for its holdings in the company based upon the price paid for the Founder's Shares and private placement of units.
 Warren Huaxin Wen
FirstName  LastNameWarren
Bitdeer Technologies Group Huaxin Wen
Comapany
January 11,NameBitdeer
            2022        Technologies Group
January
Page 5 11, 2022 Page 5
FirstName LastName
Material Tax Considerations
Qualification of the Initial Mergers as a Reorganization, page 152

26. Please note that whenever a representation is made to shareholders who are receiving shares in the Business Combination that there should be no material tax consequences such representation must be supported by an opinion of tax counsel. Please ensure that your to be filed tax opinion addresses all such representations: (1) the separation of the
         BSGA Unit; (2) the conversion of the BSGA Right into Class A; (3) the receipt of BTG
         ADSs in exchange for BSGA Class A Ordinary Shares; and (4) the receipt of BTG ADS in exchange for Bitdeer Shares. In addition, the disclosure under this section should be focused on the specific tax consequences to current BSGA and Bitdeer shareholders receiving shares in the Business Combination. The current discussion that addresses the material tax consequence of "the Initial Mergers" is confusing and should focus on the material tax consequences of the entire Business Combination. Refer to
Item 601(b)(8) of
         Regulation S-K. See also Staff Legal Bulletin No. 19 for further guidance.
Information Related to Bitdeer, page 174

27. Please describe your digital asset storage and custodial practices in greater detail and revise your related risk factor disclosure to discuss risks specific to your custody practices. In this regard, we note your disclosure that substantially all your digital assets are stored in wallets held in custody by a related party. Please also file the agreement(s)
         governing custody of your digital assets as exhibit(s) to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or explain why you are not required to file the agreement(s).
28. You reference holding digital assets other than those you mine in several places throughout the filing (such as in the Risk Factors). Please identify these digital assets and your holdings of such digital assets. Please describe your policies and procedures for holding and selling digital assets, acquired through mining or otherwise. Please also explain whether and to what extent you leverage digital assets that you hold to generate additional income, such as through lending.
29. Provide a detailed description of the process and framework that you use to determine whether any digital assets that you hold or acquire are securities as defined in Section
         2(a)(1) of the Securities Act. Please address the specific risks inherent in your policy and framework for determining that digital assets you currently hold or may acquire and hold in the future (whether through your mining activities, transactions involving digital assets, or otherwise) are not securities. Please describe the limitations of any policy and framework you have in this regard, and state that these are risk-based judgments by the company and are not a legal standard or determination binding on any regulatory body.
 Warren Huaxin Wen
FirstName  LastNameWarren
Bitdeer Technologies Group Huaxin Wen
Comapany
January 11,NameBitdeer
            2022        Technologies Group
January
Page 6 11, 2022 Page 6
FirstName LastName
Overview, page 174

30. For context, please disclose your net losses for the relevant periods alongside your total revenues here and throughout the filing as appropriate.
Our Business Lines and Software Infrastructure, page 177

31.      Please specify the    nine cryptocurrencies    that are currently
mined on a proprietary or
         shared basis, as well as the extent to which your business revolves around Bitcoin (which
         you refer to on page 203 as    the most significant cryptocurrency
involved in your
         business operation). Please specify the percentage of your mining operations that each digital asset represents. Please also disclose whether you intend to expand your mining operations to other digital assets in the future, and, if so, please identify those digital assets.
32.      Please provide a more detailed description of your    hash rate
sharing    and    hosting    lines
         of business, including the respective roles of the company and the customers and the terms of your actual agreements with customers. Please disclose whether you use a standard agreement with customers or if agreements are individually negotiated with each customer. If the latter, please provide an explanation of the terms that may differ among customers.
Bitdeer's Management's Discussion & Analysis of Financial Condition & Results of Operations
Overview, page 192

33. Please revise to clearly disclose the percentage of revenue attributable to each offering described in the second paragraph of this section. This disclosure should primarily describe the Proprietary mining and Cloud Hash Rate as they represent substantially all of your revenue recognized from your primary business lines.
34. Please revise your disclosure to provide your Profit/(loss) for the year/period before your disclosures of the Adjusted EBITDA in your third paragraph discussion. The IFRS amounts should be presented with equal or greater prominence than non-IFRS measures.
         Please provide similar revisions when the non-IFRS measures are presented without the directly comparable IFRS amounts throughout your filing. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.
Key Components of Our Results of Operations
Revenue
Cloud Hash Rate, page 199

35. Please clarify whether you accept, or intend to accept, digital assets as payment for services such as Cloud Hash Rate.
 Warren Huaxin Wen
FirstName  LastNameWarren
Bitdeer Technologies Group Huaxin Wen
Comapany
January 11,NameBitdeer
            2022        Technologies Group
January
Page 7 11, 2022 Page 7
FirstName LastName
Quantitative and Qualitative Disclosure about Financial Risk, page 212

36. Please revise to provide quantitative information for each of your market risk exposure categories. Refer to Part I, Item 11(a) of Form 20-F.
Blue Safari Group Acquisition Corp
Notes to Condensed Financial Statements
Note 2 - Restatement of Previously Issued Financial Statements, page F-8

37. We note that the company filed an Item 8.01 Form 8-K on June 21, 2021 that included an audited balance sheet dated June 14, 2021. We further note that the company has restated
         such balance sheet here on an unaudited basis. Please explain why the restated balance sheet was not subject to an audit. Provide your materiality analysis and ensure that you address that the changes to the line items are significant.
Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Consolidated Financial Statements, page F-58

38. Please provide disclosure of the amount of revenue and non-current assets by geographical areas. Refer to paragraph 33 of IFRS 8.
Note 2. Summary of Significant Accounting Policies
l. Mining machines, page F-64

39. Please explain the basis for accounting for mining machines at cost less accumulated depreciation and impairment losses. In this regard, it would appear that certain mining machines are held for sale in the ordinary course of business, which is included in the definition of inventories in IAS 2. In addition, explain the basis for your net presentation of gains and losses on the sale of mining machines within revenue. Address how you considered the guidance in paragraphs B34 through B38 of IFRS 15. In this regard, we note that you control the mining machine before it is transferred to the customer. Finally, please address the basis for the classification on the statements of cash flows related to proceeds from the sale of mining machines and the cash outflows for the purchase of mining machines held for sale in the ordinary course of business.
o. Revenue recognition, page F-65

40. Please revise to clearly describe the form of consideration received for each of your sources of revenue.
 Warren Huaxin Wen
FirstName  LastNameWarren
Bitdeer Technologies Group Huaxin Wen
Comapany
January 11,NameBitdeer
            2022        Technologies Group
January
Page 8 11, 2022 Page 8
FirstName LastName
41. We note that the Cloud Hash Rate offering generates revenues from fees paid to subscribe the hash rate as well as electricity which maintains the mining machines that produce the subscribed hash rate. Disclose the amount of revenue recognized from each service. In addition, please clarify whether the fees for your Cloud Hash Rate offering is fixed at the start of a contract term. Explain how you determine the fee for the electricity component of this offering, and indicate whether there are instances where the fixed fee was less than the electricity charge. In addition, please clarify who maintains custody of the mined reward Bitcoin.
42. We note that you offer a certain type of plan that provides your customers a quicker
         recovery of a customer   s cost. Revise to disclose the amount of the
additional transaction
         price that is part of the mining rewards net of the electricity cost the customer paid for. In addition, please explain why you are presenting this reward on a net basis. Disclose those amounts here and within your revenue discussion in your results of operations disclosure.
43. Please tell us whether your Cloud Hash Rate arrangements meet the definition of a lease under IFRS 16 and provide a discussion of your analysis.
44. Regarding your proprietary mining, we note that you recognize revenue when you earn cryptocurrency reward as a result of performing mining activities with your own mining machines. Please confirm that these rewards are earned as a sole miner. If so, tell us what consideration you gave to paragraph 6 of IFRS 15 and how you meet all of the criteria in paragraph 9 of IFRS 15, including the consideration given to paragraph 10 of IFRS 15.
45. Please clarify whether some or all of your proprietary mining activity is conducted with other third party pool participants and collectively provides transaction verification services to the blockchain network. If so, clearly disclose the reward sharing mechanism you select when participating in your own mining pools. Tell us the amount of rewards earned from mining and from fees for transaction verification. Disclose those amounts here and within your revenue discussion in your results of operation disclosure.
Note 15. Taxation, page F-85

46. We note the applicable tax rate of 17% used for purposes of reconciling your effective tax rate. Please disclose the basis on which the applicable tax rate is computed. Refer to paragraph 81(c) of IAS 12.
Note 19. Subsequent Events, page F-90

47. You indicate that, in July 2021, 1,097,852,000 ordinary shares were allotted to employees
         in the form of restricted share units (   RSUs   ). Please disclose
the estimated fair value of
         the RSUs. Tell us how the estimated fair value per share compares to your valuations. In addition, disclose the amount, if any, of stock-based compensation expense expected to be recognized upon any acceleration of any unvested RSUs in connection with the consummation of the Acquisition Merger, as noted from your disclosure on page 5.
 Warren Huaxin Wen
FirstName  LastNameWarren
Bitdeer Technologies Group Huaxin Wen
Comapany
January 11,NameBitdeer
            2022        Technologies Group
January
Page 9 11, 2022 Page 9
FirstName LastName
General

48. Throughout your prospectus/proxy statement, including your cover page and summary, you include lengthy, technical descriptions of the mechanics of your Business
         Combination. Much of this description is not necessary for an understanding of the material aspects of the Business Combination to shareholders of both companies. Please revise the forefront of your document to remove the technical descriptions of the agreements underlying the transaction in order to avoid investor confusion. Where retained, you should clearly explain the reasons for structuring the business combination in three steps with multiple merger subsidiaries (i.e. first SPAC merger, second SPAC merger and acquisition merger) with attention given to why an understanding of these three steps, and the entire process in general, is material to a shareholder's vote or receipt of shares in the merger. For example, if tax considerations are the impetus for the three step structure, the importance of this should be clarified for investors of both companies.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Will Cai